UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ___)* AeroGrow International, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 00768M103
(CUSIP Number)
Jack J. Walker 2105 11th St. Boulder, Colorado, 80302	With a copy to: AeroGrow International, Inc. 6075 Longbow Drive, Suite 200 Boulder, CO 80301 (303) 444-7755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Jack J. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 25,296,408
BENEFICIALLY	8	SHARED VOTING POWER 2,435,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,296,408
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,435,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,731,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.40%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Marsha S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 2,435,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,435,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.39%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) M&J Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 2,435,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,435,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.39%
14	TYPE OF REPORTING PERSON (See Instructions) OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1 – Security and Issuer

(a) This statement on Schedule 13D relates to the common stock of AeroGrow International, Inc., a Nevada corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301.

Item 2 - Identity and Background

(a)-(f) This statement on Schedule 13D is filed by Jack J. Walker, a citizen of the United States, Marsha S. Walker, Mr. Walker’s spouse, a citizen of the United States  and M&J Walker Charitable Remainder Trust, trust organized under the laws of the State of Colorado.  The address of Mr. and Mrs. Walker is 2105 11th St., Boulder, Colorado, 80302.  The principal occupation of Mr. Walker is consulting.

Mr. and Mrs. Walker serve as the trustees of M&J Walker Charitable Remainder Trust (the “Trust”).  The primary purpose of the Trust is charitable.  The Trust is located at 2105 11th Street, Boulder, CO  80302.

During the last five years, none of Mr. or Mrs. Walker or the Trust, nor any of their respective directors, trustees, executive officers or controlling persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The reporting persons used a combination of sources to purchase 3,650 shares of the Issuer’s Series A Preferred Stock (the “Series A Stock”) and warrants to purchase 1,824 shares of Series A Stock (the “Warrants”).  As specified below, the reporting person beneficially owns certain of the Series A Stock and Warrants through affiliates of the reporting person.

Of the total Series A Stock and Warrants noted above, Mr. Walker acquired 3,225 shares of Series A Stock and a Warrant to purchase 1,612 shares of Series A Stock.  Pursuant to the transaction, Mr. Walker agreed to convert $875,000 of loans owed by the Issuer to the reporting person and made a cash payment out of personal funds in the amount of $2,350,000;  $150,000 of the $2,350,000 cash payment may be paid any time prior to October 1, 2009.

Mr. and Mrs. Walker are trustees of the Trust.  Of the total Series A Stock and Warrants noted above, the Trust acquired 325 shares of Series A Stock and a Warrant to purchase 162 shares of Series A Stock.  Pursuant to the transaction, the Trust agreed to convert $225,000 worth of loans owed by the Issuer to the Trust and made a cash payment out of its assets in the amount of $100,000.

Mr. Walker has voting and dispositive power with respect to the securities held by March Trade & Financing Inc., a company organized under the laws of Jersey (“MTF”).  Of the total Series A Stock and Warrants noted above, MTF  acquired 100 shares of Series A Stock and a Warrant to purchase 50 shares of Series A Stock.  Pursuant to the transaction, MTF made a cash payment out of its working capital in the amount of $100,000.

Item 4 - Purpose of Transaction

(a)-(i) The purpose of the transaction was to acquire the Series A Stock and Warrant.   Each Warrant has a term of five (5) years with an exercise price of  $1,250 per share.  The reporting person may exercise the Warrant at any time until its expiration.  At the election of the reporting person, each share of Series A Stock is convertible into 5,000 shares of the Issuer’s common stock, subject to customary anti-dilution adjustments.  The holders of the Series A Stock, in aggregate, are entitled to appoint three (3) directors to the board of directors of the Issuer.  In connection with the transactions, the Issuer amended its bylaws to render the Nevada control share statute inapplicable to the Issuer.  The holders of Series A Stock are entitled to vote alongside the holders of the Issuer’s common stock on an as-converted-to common stock basis.  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.  The holders of the Series A Stock, in aggregate and voting as a separate class, are entitled to vote on certain corporate transactions of the Issuer including, without limitation, any amendments to the Issuer’s bylaws or articles of incorporation and the creation of any equity securities senior to the Series A Stock.  The description of the terms of the Series A Stock are qualified in their entirety by reference to the Issuer’s Certificate of Designations filed with the Nevada Secretary of State on June 29, 2009 (which is included as Exhibit A to this Schedule 13D and is incorporated by reference into this Item 4).  The description of the terms of the Warrant are qualified in their entirety by reference to the Issuer’s Form of Series A Preferred Stock Warrant (which is included as Exhibit B to this Schedule 13D and is incorporated by reference into this Item 4).

Item 5 - Interest in Securities of the Issuer

(a) The aggregate number of shares of common stock of the Issuer that Mr. Walker beneficially owns is 27,731,408. This includes:

•	24,185,000 shares of common stock issuable upon conversion of the 3,225 shares of Series A Stock and 1,612 shares of Series A Stock underlying the Warrants held by Mr. Walker;

•	2,435,000 shares of common stock issuable upon conversion of the 325 shares of Series A Stock and 162 shares of Series A Stock underlying the Warrants held by the Trust;

•	750,000 shares of common stock issuable upon conversion of the 100 shares of Series A Stock and 50 shares of Series A Stock underlying the Warrants held by MTF;

•	56,000 shares of common stock underlying options which are exercisable within 60 days hereof;

•	warrants to purchase 110,000 shares of common stock exercisable within 60 days hereof;

•	119,286 shares of common stock held directly; and

•	76,122 shares of common stock held by MTF.

        The aggregate number of shares of common stock of the Issuer that Mr. Walker beneficially owns represents 69.40% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that Mrs. Walker beneficially owns is 2,435,000. This includes shares of common stock issuable upon conversion of the 325 shares of Series A Stock and 162 shares of Series A Stock underlying the Warrants  held by the Trust.  The aggregate number of shares of common stock of the Issuer that Mrs. Walker beneficially owns represents 16.39% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that the Trust beneficially owns is 2,435,000. This includes shares of common stock issuable upon conversion of the 325 shares of Series A Stock and 162 shares of Series A Stock underlying the Warrants  held by the Trust.  The aggregate number of shares of common stock of the Issuer that the Trust beneficially owns represents 16.39% of the Issuer’s outstanding common stock.

As of June 30, 2009, the Issuer had 12,425,249 shares of common stock outstanding, 6,836 shares of Series A Stock outstanding, and warrants to purchase 3,414 shares of Series A Stock outstanding.

(b) Mr. Walker has the sole power to vote or to direct the voting of 25,296,408 shares of common stock, beneficially owned by him.  Mr. Walker has the sole power to dispose or direct the disposition of 25,296,408 shares of common stock, beneficially owned by him.  Mr. Walker has shared power to vote or to direct the vote of 2,435,000 shares of common stock, held by the Trust. Mr. Walker has shared power to dispose or to direct the disposition of 2,435,000 shares of common stock, held by the Trust. Mr. Walker is one of two trustees of the Trust.

Mrs. Walker does have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by her.  Mrs. Walker does have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by her.  Mrs. Walker has shared power to vote or to direct the vote of 2,435,000 shares of common stock, held by the Trust. Mrs. Walker has shared power to dispose or to direct the disposition of 2,435,000 shares of common stock, held by the Trust. Mrs. Walker is one of two trustees of the Trust.

The Trust does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Trust does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Trust has shared power to vote or to direct the vote of 2,435,000 shares of common stock, held by the Trust. The Trust has shared power to dispose or to direct the disposition of 2,435,000 shares of common stock, held by the Trust.

(c) On June 30, 2009, Mr. Walker, the Trust and MTF entered into a privately-negotiated agreement with the Issuer pursuant to which the reporting person now beneficially owns 3,650 shares of Series A Stock and a Warrant to purchase 1,824 shares of Series A Stock.  The reporting persons paid $1,000 per share of Series A Stock and received a warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share, for each share of Series A Stock purchased.

(d) The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Walker, the Trust, MTF and the Issuer entered into an Investor Rights Agreement on June 30, 2009 (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer agreed to grant certain registration rights to the reporting persons on the shares of common stock underlying the Series A Stock.  The description of the terms of the Investor Rights Agreement are qualified in their entirety by reference to the Investor Rights Agreement (which is included as Exhibit C to this Schedule 13D and is incorporated by reference into this Item 6).

Item 7 - Material to Be Filed as Exhibits

A.	Certificate of Designations (Incorporated by reference to Exhibit 3.7 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

B.	Form of Series A Preferred Stock Warrant (Incorporated by reference to Exhibit 4.19 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

C.	Investor Rights Agreement (Incorporated by reference to Exhibit 4.20 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

D.	Joint Filing Agreement

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of AeroGrow International, Inc. and further agree that this joint filing agreement be included as an exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of July, 2009.

/s/ Jack J. Walker
Jack J. Walker

/s/ Marsha S. Walker
Marsha S. Walker

M&J Walker Charitable Remainder Trust

By: /s/Jack J. Walker
      Jack J. Walker, Trustee

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July10, 2009	By:	/s/ Lissie Stagg, Attorney in Fact
Lissie Stagg, Attorney in Fact

Attention:  Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)